SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549


                         FINAL AMENDMENT


                          SCHEDULE 13E-4



                   ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)



                     MULTI-MARKET RADIO, INC.
               ------------------------------------

                         (Name of Issuer)

                     MULTI-MARKET RADIO, INC.
               ------------------------------------

               (Name of Person(s) Filing Statement)


                         Class B Warrants
               ------------------------------------

                  (Title of Class of Securities)

                             625432125
               ------------------------------------

               (CUSIP Number of Class of Securities)

                         Michael G. Ferrel
                     Multi-Market Radio, Inc.
  President, Chief Executive Officer and Chief Operating Officer
                 150 East 58th Street, 19th Floor
                     New York, New York 10155
                          (212) 407-9150
               ------------------------------------

                (Name, Address and Telephone Number
                  of Person Authorized to Receive
               Notices and Communications on Behalf
                of the Person(s) Filing Statement)

                            Copies to:
                     Howard M. Berkower, Esq.
                         Baker & McKenzie
                         805 Third Avenue
                     New York, New York 10022
                          (212) 751-5700

                          October 8, 1996
               ------------------------------------

                Date Tender Offer First Published,
                 Sent or Given to Security Holders

        This Final Amendment to Schedule 13E-4 is filed pursuant to Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended, in connection with the offer of Multi-Market Radio, Inc. ("MMR") to exchange an aggregate of 368,000 MMR Class A Shares for all of the 1,840,000 MMR Class B Warrants which are outstanding (the "Exchange Offer").

        The Exchange Offer terminated at 5:00 PM, on November 6, 1996. Pursuant to the Exchange Offer, approximately 1,090,540 of the 1,840,000 outstanding Class B Warrants were exchanged for and accepted by MMR, and approximately 218,108 shares of Class A Common Stock were issued in exchange therefor.

                             SIGNATURE

           After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                     MULTI-MARKET RADIO, INC.


                     By:  /s/ Michael S. Ferrel
                          ----------------------------------------------------
                          Name:  Michael G. Ferrel
                          Title: President, Chief Executive Officer and Chief
                                 Operating Officer

Date:  November 7, 1996

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